SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

América Móvil’s third quarter net additions increased to 3.7 million from 3.5 million the previous quarter, as most of the subsidiaries’ pace of subscriber growth accelerated during the period. América Móvil’s wireless subscriber base reached 54.1 million at the end of September, having added 10.2 million subscribers this year, and its fixed lines totaled 1.9 million, resulting in a combined figure of 55.9 million lines.

Mexico’s Telcel led the quarter in terms of new subscriber gains (1.2 million), followed by Claro in Brazil with 871 thousand. CTI in Argentina was the most dynamic of América Móvil’s subsidiaries, with 557 thousand net additions in the quarter, which represented 27.6% sequential growth.

Revenues rose by 8.7% in the quarter and 50.9% year-on-year, to 33.8 billion Mexican pesos. Through September revenues totaled 93.3 billion Mexican pesos, 51.6% more than in the first nine months of 2003.

Third quarter EBITDA came in at 10.9 billion Mexican pesos resulting in an EBITDA margin of 32.4%. For the nine months ending in September, EBITDA totaled 31.4 billion Mexican pesos, 33.3% more than a year earlier.

Operating profits reached 6.5 billion Mexican pesos (19.3% of revenues) and were up 5.3% quarter over quarter and 31.0% over a year before. For the first nine months of the year, operating profits amounted to 18.1 billion Mexican pesos, exceeding the previous year’s by 36.0%.

Net income in the third quarter more than trebled from a year before, reaching 7.2 billion Mexican pesos in the quarter and 14.6 billion Mexican pesos in the nine months to September. Earnings per share were 0.58 pesos, equivalent to 1.02 dollars per ADR.

In the third quarter América Móvil devoted 3.1 billion pesos to share buybacks and the payment of dividends, bringing the year’s total to 10.5 billion pesos.

América Móvil Fundamentals
Constant Mex$

	Jan-Sep 04	3Q04	3Q03

EPS (Mex$)*	1.18	0.58	0.16
Earnings per ADR (US$)**	2.09	1.02	0.29
Net Income (millions of Mex$)	14,613	7,220	2,044
EBITDA (millions of Mex$)	31,381	10,945	8,606
EBIT (millions of Mex$)	18,082	6,521	4,979

Shares Outstanding (billion)	12.37	12.37	12.92
ADRs Equivalent (billion)	0.62	0.62	0.65

Relevant Events

In August América Móvil completed the acquisition of a 50.03% interest in Nicaraguan telecom company Enitel, which provides wire line and wireless services. Through this transaction América Móvil gained control of the company and increased its overall ownership interest in it to 99.03%.

Enitel’s results began to be consolidated in América Móvil’s financial statements in August and those of Megatel, the Honduran company acquired at the end of June, are being consolidated since July.

América Móvil's Subsidiaries & Affiliates as of September 2004

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	97.6%	Global Consolidation Method
- Colombia	Comcel	wireless	99.8%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	52.9%	Global Consolidation Method
- Guatemala	ACT*	wireless, wireline	99.9%	Global Consolidation Method
- Honduras	Megatel	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- Mexico	US Commercial Corp.	other	29.7%	Equity Method
- U.S.A	Telvista	other	45.0%	Equity Method

* AMX owns through ACT and directly 99% of Telgua, which owns 100% of the wireless subsidiaries Sercom in Guatemala and Nicaragua.

Subscribers

At the end of the third quarter América Móvil had 54.1 million wireless subscribers and 1.9 million fixed lines, for a total of 55.9 million lines. In the quarter it added 3.7 million wireless subscribers, bringing the total number of net subscriber additions for the first nine months of the year to 10.2 million.

Its Mexican subsidiary Telcel obtained 1.2 million new subscribers, to end the third quarter with a total of 26.8 million subscribers, 3.4 million more than it had at the close of 2003. The Brazilian operations, under the brand name Claro, contributed with 871 thousand new clients, for a total of 2.5 million net additions in the first nine months of the year. Claro’s subscriber base now stands at 12.0 million.

The Argentinean subsidiary, CTI, was the third largest provider of new subscribers in the quarter, with 557 thousand. So far this year, CTI’s subscriber base has grown by 1.2 million subscribers, to 2.6 million subscribers, approximately twice the level it had when América Móvil took over the company in October 2003. This year it has been its fastest growing subsidiary, with an 82.4% increase relative to December of 2003.

Comcel, in Colombia, followed with net gains of 427 thousand in the quarter and 1.1 million in the nine months through September. In the U.S. Tracfone obtained 283 thousand new subscribers in the third quarter, bringing the year’s total to 892 thousand, while the Central American operations (comprising Guatemala, El Salvador, Honduras and Nicaragua) added 266 thousand subscribers in the quarter and 781 thousand in the first nine months of the year. Ecuador gained 144 thousand subscribers in the quarter and 433 thousand in the year through September.

Whereas in absolute terms Mexico continues to be the main source of new subscribers, in relative terms it has been the slowest growing subsidiary–14.4% since December–given that it already has a high base. The operations in Brazil, Colombia, Ecuador and the United States have all grown their subscriber base at similar rates this year, between 26% and 30% relative to December.

Subscribers as of September 2004
Thousands

	Total(1)					Equity (2)

Country	Sep-04	Jun-04	Var.%	Sep-03	Var.%	Sep-04	Jun-04	Var.%	Sep-03	Var.%

Mexico	26,831	25,637	4.7%	22,125	21.3%	26,831	25,637	4.7%	22,125	21.3%
Argentina	2,573	2,016	27.6%	1,280	101.0%	2,573	1,855	38.7%	0	n.m.
Brazil	11,985	11,115	7.8%	8,756	36.9%	11,650	10,805	7.8%	6,440	80.9%

Colombia	4,746	4,319	9.9%	3,664	29.5%	4,737	4,133	14.6%	3,506	35.1%
Ecuador	1,970	1,826	7.9%	1,322	49.1%	1,970	1,826	7.9%	1,322	49.1%
El Salvador	421	349	20.9%	154	173.9%	223	183	21.6%	0	n.m.

Guatemala	1,155	1,059	9.0%	787	46.6%	1,143	1,049	9.0%	766	49.2%
Honduras	140	98	42.5%	0	n.m.	140	98	n.m.	0	n.m.
Nicaragua(3)	394	338	16.6%	151	160.8%	391	250	56.1%	55	610.8%

U.S.A.	3,843	3,560	8.0%	2,578	49.1%	3,774	3,496	8.0%	2,531	49.1%

Total Wireless	54,060	50,317	7.4%	40,817	32.4%	53,432	49,332	8.3%	36,745	45.4%

El Salvador	778	756	2.9%	690	12.7%	411	398	3.5%	0	n.m.
Guatemala	885	972	-8.9%	890	-0.5%	877	962	-8.9%	866	1.2%
Nicaragua	211	205	2.8%	185	13.7%	209	100	107.9%	0	n.m.

Total Fixed	1,874	1,933	-3.0%	1,765	6.2%	1,497	1,460	2.5%	866	72.9%

Total Lines	55,934	52,250	7.1%	42,583	31.4%	54,929	50,792	8.1%	37,611	46.0%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Includes Enitel.

América Móvil’s Consolidated Results

On the back of past and current subscriber growth, América Móvil’s revenues expanded at a 8.7% pace in the third quarter and 50.9% relative to the same period a year before, to 33.8 billion pesos. All the subsidiaries experienced solid revenue growth, which was particularly noteworthy in Argentina, whose revenues shot up by 30.8% in the quarter. Through September, América Móvil’s revenues totaled 93.3 billion pesos, and were up 51.6% in comparison to the first nine months of 2003.

EBITDA, which amounted to 10.9 billion pesos, increased at a slightly lower pace than revenues in the third quarter. As a result, the EBITDA margin was reduced by approximately 1.2 points, to 32.4%, in relation to the one observed in the previous quarter, as reductions in EBITDA margins in some companies outstripped gains obtained in other operations. Noteworthy were the declines in margins seen in Colombia and Argentina, both of which experienced a substantial acceleration in subscriber growth in the third quarter, as the first one doubled its net subscriber additions relative to the previous quarter and the latter one increased them by 39.0%. On the other hand, margins rose in Mexico and Brazil and remained unchanged in Central America. Through September EBITDA totaled 31.4 billion pesos, a figure that represented 33.6% of revenues.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Service Revenues	28,223	19,325	46.0%	78,382	53,942	45.3%
Equipment Revenues	5,564	3,062	81.7%	14,883	7,576	96.5%

Total Revenues	33,788	22,387	50.9%	93,265	61,518	51.6%

Cost of Service	6,624	4,775	38.7%	18,814	13,552	38.8%
Cost of Equipment	9,095	4,753	91.4%	24,500	12,792	91.5%
Selling, General & Administrative Expenses	7,123	4,253	67.5%	18,570	11,641	59.5%

Total Costs and Expenses	22,842	13,781	65.8%	61,884	37,985	62.9%

Ebitda	10,945	8,606	27.2%	31,381	23,533	33.3%
% of Total Revenues	32.4%	38.4%		33.6%	38.3%

Depreciation & Amortization	4,424	3,628	21.9%	13,299	10,239	29.9%

Ebit	6,521	4,979	31.0%	18,082	13,294	36.0%
% of Total Revenues	19.3%	22.2%		19.4%	21.6%

Net Interest Expense	560	476	17.6%	1,461	1,013	44.2%
Other Financial Expenses	-18	183	-109.9%	394	715	-44.8%
Foreign Exchange Loss	-1,513	393	n.m.	-361	-1,074	66.4%
Monetary Result	-773	-403	-92.0%	-2,151	-1,562	-37.7%

Comprehensive Financing Cost (Income)	-1,744	649	-368.8%	-657	-909	27.7%

Other Income and Expenses	-286	178	-260.7%	-125	235	-153.0%
Income & Deferred Taxes	1,323	1,968	-32.8%	3,887	3,567	9.0%

Net Income before Minority Interest and Equity	7,229	2,183	231.1%	14,977	10,401	44.0%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	30	26	13.2%	66	116	-43.2%
Minority Interest	-21	113	-118.2%	298	253	17.9%

Net Income	7,220	2,044	253.1%	14,613	10,032	45.7%

*n.m. = not meaningful

Operating profits were up 5.3% in the quarter and 31.0% year-on-year, to 6.5 billion pesos. For the first nine months of the year they amounted to 18.1 billion pesos, equivalent to 19.4% of revenues.

A comprehensive financing income of 1.7 billion pesos was generated in the third quarter basically as a consequence of the appreciation of the Brazilian real and Colombian peso vs. the U.S. dollar, which resulted in foreign exchange gains of 1.5 billion pesos in the quarter. These gains more than compensated the losses registered the previous quarter (1.3 billion pesos). For the nine months through September, a comprehensive financing income of 0.7 billion pesos was obtained.

América Móvil generated a net profit of 7.2 billion pesos in the third quarter, 3.5 times greater than the one seen in the same period a year before, bringing the total through September to 14.6 billion pesos. The quarter’s figure was equivalent to 58 peso cents per share, or 1.02 dollars per ADR.

The capital expenditures accrued through September amounted to 14.9 billion pesos, of which 5.5 billion correspond to the third quarter. The company’s net debt stood at 39.0 billion pesos at the end of September, slightly below its December level of 39.2 billion pesos. Through the year América Móvil devoted the better part of its free cash flow to the purchase of its shares and the payment of dividends: together these items amounted to 10.5 billion pesos in the nine months to September. Other uses of the company’s free cash flow were the acquisition of ownership interests in several firms, particularly Enitel in Nicaragua and Megatel in Honduras.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Sep-04	Dec-03	Var.%	Sep-03	Var.%

Current Assets
Cash & Securities	14,963	10,418	43.6%	19,385	-22.8%
Accounts Receivable	15,399	11,795	30.6%	7,913	94.6%
Other Current Assets	3,345	2,922	14.5%	2,480	34.9%
Inventories	8,789	5,403	62.7%	3,787	132.1%

	42,497	30,537	39.2%	33,566	26.6%

Long-Term Assets
Plant & Equipment	84,233	73,530	14.6%	67,420	24.9%
Investments in Affiliates	730	2,633	-72.3%	3,285	-77.8%

Deferred Assets
Goodwill (Net)	9,507	8,296	14.6%	5,817	63.4%
Brands, Patents & Licenses	34,074	34,814	-2.1%	29,566	15.2%
Deferred Assets	4,613	5,160	-10.6%	3,704	n.m.

Total Assets	175,655	154,970	13.3%	143,359	22.5%

	Sep-04	Dec-03	Var.%	Sep-03	Var.%

Current Liabilities
Short Term Debt**	6,793	12,511	-45.7%	9,302	-27.0%
Accounts Payable	28,045	20,608	36.1%	16,930	65.6%
Other Current Liabilities	10,250	7,988	28.3%	5,295	93.6%

	45,088	41,108	9.7%	31,527	43.0%

Long-Term Liabilities
Long Term Debt	47,176	38,443	22.7%	41,116	14.7%
Other Liabilities	3,921	3,904	0.4%	3,282	19.4%

	51,097	42,347	20.7%	44,398	15.1%

Shareholder's Equity	79,470	71,515	11.1%	67,433	17.9%

Total Liabilities and Equity	175,655	154,970	13.3%	143,359	22.5%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Mexico

Mexico’s Telcel increased its number of subscriber net additions this quarter to 1.2 million, taking the total through September to 3.4 million. Its subscriber base reached 26.8 million at the end of that month. One third of Telcel’s subscriber base is now in the GSM platform.

Telcel’s revenues totaled 17.6 billion pesos in the third quarter and were up 2.9% sequentially and 25.6% relative to the previous year. For the first time in nine quarters, subscriber growth–which has accelerated this year–surpassed traffic growth. For the nine months ended in September, revenues reached 50.5 billion pesos and were 28.6% higher than those registered a year earlier.

Third quarter EBITDA came in at 7.7 billion pesos and was up 3.6% sequentially, with the corresponding EBITDA margin rising slightly to 44.0%. For the period January-September, Telcel’s EBITDA totaled 22.0 billion pesos and represented 43.5% of revenues, approximately 0.8 points more than in 2003. It is worth mentioning that the company’s margin improvement has taken place in spite of the acceleration of subscriber growth.

Operating profits at Telcel totaled 6.5 billion pesos in the third quarter and 18.3 billion pesos through September; they were up 30.2% and 39.0% annually, respectively.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Revenues	17,597	14,010	25.6%	50,478	39,265	28.6%

Ebitda	7,738	6,188	25.0%	21,973	16,768	31.0%
%	44.0%	44.2%		43.5%	42.7%

Ebit	6,461	4,962	30.2%	18,255	13,137	39.0%
%	36.7%	35.4%		36.2%	33.5%

Mexico's Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)	26,831	22,125	21.3%
Postpaid	1,685	1,438	17.2%
Prepaid	25,146	20,687	21.6%
MOU	96	81	18.2%
ARPU (Constant Mex$)	192	187	2.9%
Churn (%)	2.8%	3.0%	-0.2

Argentina

CTI increased its net subscriber additions by nearly 40% relative to the previous quarter, as they reached 557 thousand subscribers. Its subscriber base stands now at 2.6 million and has doubled relative to the level it had at the time América Móvil took control of the firm.

Revenues shot up by 30.8% in the quarter, to 389 million Argentinean pesos, with service revenues increasing by a similar rate; on an annual basis revenues have more than doubled. For the first nine months of the year, they amounted to 918 million Argentinean pesos and were up 85.7% over a year before.

With the company taking on this year 4.2 times the number of gross additions it had the previous one, subscriber acquisition costs have risen and this has impacted CTI’s EBITDA generation and its corresponding margin. In the third quarter, the one that has seen the fastest rate of growth thus far, an EBITDA loss of 14 million Argentinean pesos was obtained; it represented a negative 3.5% margin relative to revenues. Still, through September EBITDA remained positive at 30 million Argentinean pesos, 3.3% of revenues.

Operating losses in the quarter stood at 37 million Argentinean pesos, more than doubling those of the previous quarter. Through September, the loss totaled 30 million Argentinean pesos.

INCOME STATEMENT
Argentina
Millions of ARP$

	3Q04	3Q03	Var. %	Jan-Sep 04	Jan-Sep 03	Var. %

Total Revenues	389	182	113.4%	918	494	85.7%

EBITDA	-14	65	-121.2%	30	172	-82.4%
%	-3.5%	35.6%		3.3%	34.9%

EBIT	-37	51	-172.2%	-30	130	-123.2%
%	-9.5%	27.9%		-3.3%	26.3%

Argentina's Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)*	2,573	1,280	101.0%
Postpaid	459	272	68.8%
Prepaid	2,114	1,009	109.7%
MOU	161	130	23.8%
ARPU (ARG$)	44	42	5.0%
Churn (%)	1.8%	1.5%	0.3

Brazil

The Brazilian operations continued to show strong subscriber growth. Although net subscriber additions (871 thousand) declined in the quarter from the previous one given the strong seasonality that marks the second quarter, particularly around Mother’s Day, revenues expanded at a brisk pace, increasing by 10.9% in the third quarter, to 1.3 billion reais. Service revenues rose at an even faster pace (13.0%), catching up with past subscriber growth.

In the first nine months of the year, the revenues of the Brazilian operations totaled 3.6 billion reais, 80.0% more than a year before. This increase partly reflects the consolidation of BCP in Sao Paulo from December.

EBITDA came in at 42 million reais in the quarter, leading to an improvement in the EBITDA margin from 0.3% in the second quarter to 3.2% in the following one. This improvement reflects for the most part the more moderate pace of subscriber growth in the third quarter, as the number of gross adds declined by approximately 13% quarter over quarter.

The seasonal slowdown in subscriber growth and the expansion of revenues associated with subscriber growth in the first half of the year resulted in significant improvements in MOUs and ARPUs, with the former rising by 4.9% and the latter one by nearly 3%.

It is important to note that the consolidated number of gross adds in the year through September was twice as high as the one seen in 2003. The associated subscriber acquisition costs have therefore more or less doubled relative to the year before, although acquisition costs per gross add have come down by approximately 4%.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Revenues	1,321	737	61.6%	3,587	1,993	80.0%

Ebitda	42	156	-97.4%	210	527	-60.1%
%	3.2%	21.2%		5.9%	26.4%

Ebit	-278	-52	n.m.	-747	-60	n.m.
%	-21.0%	-7.1%		-20.8%	-3.0%

* Annual comparisons affected by migration to SMP regime and incorporation of BSE and BCP

Brazil's Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)	11,985	7,056	69.9%
Postpaid	2,229	1,161	92.0%
Prepaid	9,756	5,895	65.5%
MOU	102	82	24.2%
ARPU (R$)	28	29	-2.7%
Churn (%)	2.7%	2.1%	0.6

The expansion of Claro’s GSM network continues on schedule, bringing about continued improvements on the breadth and quality of coverage. By the end of this year Claro will have GSM coverage in over 1,600 towns and cities of Brazil.

Central America

The companies that make up the Central American operations of América Móvil were the second fastest growing in the quarter amongst its subsidiaries with a sequential increase of 14.4% or 266 thousand new clients. Honduras and El Salvador stand out in terms of relative subscriber growth with their subscriber base increasing by 42.5% and 20.9%, respectively, in the third quarter alone.

At 293 million dollars, combined revenues for the quarter were 20.8% higher than the previous quarter’s and 2.2 times greater than those registered in the same period of 2003. The quarter’s revenues reflect the consolidation of Honduran subsidiary Megatel, from July, and Nicaraguan Enitel, from August. Through September, revenues in Central America totaled 767 million dollars and were more than double those registered a year earlier.

Third quarter EBITDA totaled 153 million dollars, having increased by 20.7% from the preceding quarter, partly as a result of the consolidations mentioned above. The EBITDA margin, 52.3%, was unchanged compared to the previous quarter’s. In the first nine months of the year EBITDA totaled 405 million dollars, 99.8% more than in 2003, and represented 52.8% of revenues.

The Central American operations generated an operating profit of 105 million dollars in the quarter and 258 million dollars through September, more than doubling that of the relevant periods of 2003.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Revenues	293	131	124.2%	767	366	109.4%

Ebitda	153	69	122.7%	405	203	99.8%
%	52.3%	52.6%		52.8%	55.4%

Ebit	105	39	167.8%	258	115	123.5%
%	35.7%	29.9%		33.6%	31.5%

* Annual comparisons affected by the incorporation of CTE, Enitel and Megatel.

Central America's Operating Data

	3Q04	3Q03	Var.%

Wireless Subscribers (thousands)	2,111	844	150.1%
Postpaid	211	79	166.5%
Prepaid	1,899	765	148.4%
Fixed Lines (thousands)	1,874	890	110.6%

Total Lines (Wireless + Fixed, 000's)	3,985	1,734	129.8%
MOU**	178	215	-17.0%
ARPU (US$)	17	16	3.7%
Churn (%)**	1.3%	1.3%	0.0

* In 3Q03 includes: Guatemala and Nicaragua (Sercom); in 3Q04 also includes El Salvador , Honduras and Nicaragua (Enitel) ; MOU and ARPU exclude Enitel.
** Weighted by the number of wireless subscribers; refers to wireless operating data only.

Colombia

Comcel’s third quarter net additions of 427 thousand subscribers doubled those of the previous quarter and brought the year’s total to over 1 million subscribers. As of the end of September the company’s subscriber base was 4.7 million.

With the acceleration of Comcel’s subscriber growth in the quarter, both equipment and service revenues soared, reaching 495 billion Colombian pesos. This figure is 17.0% higher than that of the previous quarter and 38.6% greater than the previous year’s. At 1.4 trillion Colombian pesos, revenues through September surpassed those of a year earlier by one third. In spite of the strong subscriber growth, both MOUs and ARPUs were up in the quarter, by 14.6% and 2.9% respectively.

The company’s EBITDA of 144 billion Colombian pesos remained practically unchanged relative to the second quarter, as the impact of higher acquisition costs offset the additional revenues. This led to a 4.9 percentage points decline in the EBITDA margin, to 29.1% of revenues. In the first nine months of the year EBITDA totaled 399 billion Colombian pesos and was up 10.8% year-over-year.

As regards operating profits (41 billion Colombian pesos), these showed a slight decline in the quarter; through September operating profits totaled 96 billion Colombian pesos.

INCOME STATEMENT
Colombia
Billion of COP$

	3Q04	3Q03	Var. %	Jan-Sep 04	Jan-Sep 03	Var. %

Total Revenues	495	357	38.6%	1,353	1,016	33.1%

EBITDA	144	132	9.4%	399	360	10.8%
%	29.1%	36.9%		29.5%	35.4%

EBIT	41	46	-12.6%	96	118	-18.3%
%	8.2%	13.0%		7.1%	11.6%

Colombia's Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)	4,746	3,664	29.5%
Postpaid	1,283	1,147	11.8%
Prepaid	3,464	2,517	37.6%
MOU	121	80	51.6%
ARPU (COP$)	30,667	30,601	0.2%
Churn (%)	2.6%	2.8%	-0.2

Ecuador

Conecel’s subscriber base reached nearly 2 million at the end of September, having increased by 49.1% over the previous year’s. Third quarter net additions came in at 144 thousand bringing the year’s total to 433 thousand.

Third quarter revenues increased 10.5% quarter over quarter to 95 million dollars; they were 63.2% higher on an annual basis. For the first nine months of the year revenues totaled 259 million dollars, 53.9% more than the year before. Both MOUs and ARPUs rose in the quarter, the former by 2.3% and the latter by 5.2%.

At 34 million dollars, Conecel’s EBITDA rose 5.5% in the quarter and almost 70% year-on-year. The EBITDA margin stood at 36.0%. Through September, EBITDA came in at 95 million dollars (36.8% of revenues).

INCOME STATEMENT
Ecuador
Millions of US$

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Revenues	95	58	63.2%	259	168	53.9%

Ebitda	34	20	69.2%	95	62	52.8%
%	36.0%	34.7%		36.8%	37.1%

Ebit	24	12	104.2%	67	40	66.5%
%	25.5%	20.4%		25.7%	23.7%

Ecuador's Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)	1,970	1,322	49.1%
Postpaid	171	98	74.2%
Prepaid	1,799	1,223	47.0%
MOU	45	47	-4.7%
ARPU (US$)	13	13	3.1%
Churn (%)	4.3%	3.1%	1.1

United States

Tracfone’s subscriber base reached 3.8 million at the end of the quarter, as the company added 283 thousand new clients during the period. Net adds totaled 892 thousand subscribers in the nine months to September.

Third quarter revenues reached 205 million dollars, having increased by 11.1% sequentially and 48.6% year-on-year. Revenues through September amounted to 564 million dollars and were mostly driven by airtime revenues, which rose at a similar rate (49.0%).

Tracfone’s strong operating performance was visible in the 17 million dollar EBITDA generated during the quarter (8.5% margin), which came in below that of the previous quarter as a result of an acceleration in subscriber growth. At 46 million dollars, the EBITDA for the first nine months of the year was 4.2 times larger than the one seen in 2003, with the EBITDA margin increasing by 520 basis points.

The company generated an operating profit of 13 million dollars, down on a sequential basis, but almost twice the one of the third quarter of 2003. Through September Tracfone’s operating profits totaled 33 million dollars.

INCOME STATEMENT
United States
US$ millions

	3Q04	3Q03	Var.%	Jan-Sep 04	Jan-Sep 03	Var.%

Revenues	205	138	48.6%	564	380	48.2%

Ebitda	17	12	47.0%	46	11	317.4%
%	8.5%	8.6%		8.1%	2.9%

Ebit	13	7	86.1%	33	-3	n.m.
%	6.2%	4.9%		5.8%	-0.8%

* n.m. = not meaningful

United States' Operating Data

	3Q04	3Q03	Var.%

Subscribers (thousands)	3,843	2,578	49.1%
MOU	59	58	1.8%
ARPU, Net (US$)	14	15	-4.1%
Churn (%)	4.3%	4.2%	0.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.